BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

February 15, 2011

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

February 15, 2011

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on February 15, 2011.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  the  distribution  of  the  shares  of  Minewest  Silver  &  Gold  Inc.

has been extended until February 28th, 2011.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 24h day of     February    , 2011.

REG TECHNOLOGIES INC.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

N E W S  R E L E A S E

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. DECLARES DISTRIBUTION OF THE

SHARES OF MINEWEST SILVER & GOLD INC.

RECORD DATE EXTENDED UNTIL FEBRUARY 28TH, 2011

For  Immediate  Release:  February  15,  2011.  Vancouver,  BC  -  Reg  Technologies  Inc.  (TSX)

Venture  Exchange:  RRE.V,  OTC  BB:  REGRF)  is  pleased  to  announce  the  distribution  of  the shares of Minewest Silver & Gold Inc. has been extended until February 28th, 2011.

Reg  Technologies,  Inc.  has  transferred  its  interest  in  the  Silverknife  Property  for  8,000,000 shares  of  Minewest  Silver  &  Gold  Inc.  Reg  Technologies,  Inc.  will  retain  a  5%  NPI.  Minewest

Silver & Gold Inc. is a Reg Technologies Inc. subsidiary and private B.C. Company.

Reg  Technologies,  Inc.  directors  declared  a  distribution  of  Minewest  Silver  &  Gold  Inc.  shares on  a  7  to  1  basis  as  of  the  previous  record  date  February  15,  2011  to  be  extended  to  February

28th, 2011.

ABOUT MINEWEST SILVER & GOLD INC. (SILVERKNIFE CLAIMS)

The  property  lies  on  the  northeastern  flank  of  the  Cassiar  Mountains.  The  terrain  of  the  area  is moderately  mountainous,  with  rounded  peaks  and  ridges  separated  by  broad  U-shaped  valleys.

Property  elevations  range  from  1,050  m  ASL  to  1,660  m  ASL.  Roughly  20%  of  the  property  is above tree line, which is at approximately 1,450 m ASL.

The  Silverknife  Property  is  contiguous  to  Silvercorp’s  Silvertip  silver-lead-zinc  deposit  which  lies less  than  one  (1)  km  from  the  Property  boundary.  Silvercorp  has  been  active  in  the past  two  (2)

years   exploring   and   re-evaluating   the   Silvertip   Property   towards   the   initiation   of   mining

operations.  Recently,  Silvercorp  opened  up  a  50  man  camp  on  the  Silvertip  Property  and  has announced  plans  to  apply  for  a  Provincial  Small  Mine  Permit  for  an  underground  mining operation  with  a  capacity  of  under  75,000  tonnes  per  year  and  all  ancillary  dewatering  and related  permits.  Exploration  diamond  drilling  from  10,000-20,000  meters  is  currently  underway on the Silvertip Property.

The  Silverknife  mineral claims  have  been  held continuously since they  were  staked in  1983  and are held in trust by Reg Technologies, Inc.

Through  a  series  of  Property  agreements,  Minewest  holds  a  70%  working  interest,  subject  to  a

10%  net  smelter  return  (NSI),  in  the  Property.  Teryl  Resources  Corp.  holds  30%  working interest, and a 10% NPI in the Property.

Reg  Technologies,  Inc.  is  retaining  a  5%  net  profit  interest  in  the  Property.  A  one  percent  (1%)

NSR is payable to SMR in relation to the Silverknife Property.

The Silverknife Property was worked extensively from 1984 through 1988 including geochemical soil sampling, VLF-EM surveys, Induced Polarization surveys and diamond drilling (totaling over

4,400 meters).

These   projects   located   geochemical   and   geophysical   anomalies   considered   high   priority

exploration  targets  as  well  as  generated  drill  assay  results  from  trace  up  to  4.2  meters  of  29.3 oz/ton  silver,  16.5  percent  lead  and  7.1  percent  zinc  (Hole  85-21).Sphalerite,  galena  and  pyrite within  these  mineralized  sections  are  associated  with  ran  coloured  siderite  which  has  been interpreted as associated with the higher grace intersections.

REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved axial  vane  type  rotary  engine  known  as  the  Rand  Cam  TM/RadMaxTM  rotary  technology  used  in the  revolutionary  design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.

The  RadMaxTM  engine  has  only  two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,

compared to the 40 moving parts in a simple four-cylinder piston engine.  This innovative design makes  it  possible  to  produce  up  to  24  continuous  power  impulses  per  one  rotation  that  is

vibration-free   and   extremely   quiet.     The   RadMaxTM   engine   also   has   multi-fuel   capabilities

allowing  it  to  operate  on  fuels  including  gasoline,  natural  gas,  hydrogen,  propane  and  diesel.

REGI  U.S.,  Inc.  and  its  parent  company,  Reg  Technologies  Inc.,  are  currently  designing  and testing  prototype  RadMaxTM  diesel  engines,  compressors  and  pumps  intended  for  aviation,

automotive,   industrial   processes,   and   military   applications.     Reg   Technologies   owns   the

worldwide rights and REGI U.S., Inc., owns the U.S. rights to the RadMax technology.  For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson,

President

Contacts:

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the  “Companies’”)

which   are   not   historical   facts   are   "forward-looking   statements"   that   involve   risks   and   uncertainties,   including   management's

assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of  which  are  beyond  the

Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including,  but  not  limited  to:  the  impact  of  competitive  products  and  pricing,  the  Companies'  dependence  on  third  parties  and licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the  Companies  or  develop or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to

the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays  resulting  from  or  inability  to  obtain  required regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic

conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased  competition,  the  lack  of  availability  of  qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect

to   announced   transactions.   The   Companies’  actual   results,   performance   or   achievements   could   differ   materially   from  those

expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  Reg  Technologies’ financial  statements,

management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at

www.sedar.com,  and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s

Form  10-KSB  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.